Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of AERWINS Technologies Inc.:

We consent to the incorporation by reference in the Form S-8 of AERWINS Technologies Inc. as to our report dated April 27, 2023, with respect to the consolidated balance sheets of Aerwins Inc. and subsidiaries as of December 31, 2022 and 2021 and the related consolidated statements of operations and comprehensive income (loss), statement of stockholders’ equity and cash flows for the years then ended. Our report dated April 27, 2023, relating to the consolidated financial statements includes an emphasis paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

/s/ TAAD LLP

Diamond Bar, California

June 7, 2023